David A. Inchausti
Vice President and Comptroller

May 27, 2020
Via EDGAR
Mr. Brad Skinner
Office Chief, Office of Energy & Transportation
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2019 (“2019 Form 10-K”)
Filed February 21, 2020
File No. 001-00368
Dear Mr. Skinner:

In your letter dated May 15, 2020, you provided comments from the review of our 2019 Form 10-K by the staff (the “Staff”) of the U.S. Securities and Exchange Commission. These comments and the company’s responses are set forth below. If you wish to discuss or have any questions related to the information herein, please contact Mr. David Pizzala, Assistant Comptroller, by telephone at (925) 842-5031 or by e-mail at DPizzala@chevron.com.

Form 10-K for the Fiscal Year Ended December 31, 2019

Supplemental Information on Oil and Gas Producing Activities-Unaudited
Table V-Reserve Quantity Information
Proved Undeveloped Reserves, page 97

1.
Expand the discussion of the changes in the net quantities of your proved undeveloped reserves to include an appropriate narrative explanation relating to each of the items you identify, e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions. To the extent that two or more unrelated factors are combined to arrive at the overall change for an item, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Chevron Corporation
6001 Bollinger Canyon Road, San Ramon, CA 94583-2324
Tel 925 842 3232

Mr. Brad Skinner
U.S. Securities and Exchange Commission
May 27, 2020

This comment also applies to the narrative explanations provided relating to the changes that occurred in the net quantities of proved crude oil, condensate and synthetic oil; natural gas liquids; and natural gas reserves provided on pages 98 through 102 for each line item shown in the reconciliation, other than production, and for each of the periods presented. Refer to FASB ASC 932-235-50-5.

Response: With respect to the discussion of changes in net quantities of total proved reserves (crude oil, condensate and synthetic oil, natural gas liquids, and natural gas reserves) for each annual period presented, we believe we have provided the disclosures required by FASB ASC 932-235-50-5. Our Form 10-K disclosure provides an explanation for all movements that we consider significant.
Additionally, we believe our disclosures for Proved Undeveloped Reserves (PUD) comply with Item 1203(b) of Regulation S-K when considering the totality of disclosures for both PUD and proved reserves on pages 97-102 of our 2019 Form 10-K.
In future filings, we will provide a table of the annual PUD changes that occurred during the current year, a three-year version of which is illustrated below, together with expanded narrative regarding the factors that contributed to the material changes in the items identified as impacting proved undeveloped reserves (an example of which is provided under the table below). This is in addition to the existing disclosures for total proved reserves by category and product that are reflected on pages 98-102 of the 2019 Form 10-K.

Proved Undeveloped Reserves (MMboe)	2019	2018	2017
Quantity at January 1	4,647	4,330	3,609
Revisions	(685)	58	366
Improved Recovery	7	6	5
Extension & Discoveries	635	717	736
Acquisitions	26	69	39
Sales	(31)	(2)	(6)
Transfers to Proved Developed	(593)	(531)	(419)
Quantity at December 31	4,006	4,647	4,330

In 2019, revisions included (450) MMboe in the Midland and Delaware basins primarily attributed to the company optimizing its development plan targets away from reservoirs with higher gas-to-oil ratios and lower execution efficiencies and (331) MMboe in the Appalachian region associated with the decision to divest the acreage. These negative revisions were partially offset by 96 MMboe of net positive revisions in other operations.
Extensions and Discoveries in 2019 were primarily due to portfolio optimizations in the Midland and Delaware basins of 451 MMboe (where future drilling in various fields is being targeted toward liquids-rich reservoirs with higher execution efficiencies), and in the deepwater fields in the Gulf of Mexico of 125 MMboe. Other operations added 59 MMboe.
Transfers to proved developed in 2019 include (411) MMboe in the United States, primarily unconventional developments, and (182) MMboe in Nigeria, Canada, and other international locations. These transfers are the consequence of development expenditures on completing wells and facilities.
The changes associated with improved recovery, acquisitions and sales were not material in 2019.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
May 27, 2020

Proved Reserve Quantities, page 98

2.
The combined change in the net quantities of proved crude oil, condensate and synthetic oil; natural gas liquids; and natural gas reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for each of the last three fiscal years presented. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. Refer to FASB ASC 932-235-50-5.

Response: With respect to the changes in net quantities of total proved crude oil, condensate and synthetic oil, natural gas liquids, and natural gas reserves attributed to extensions and discoveries, we believe we have provided the disclosures required by FASB ASC 932-235-50-5. Our Form 10-K disclosure provides an explanation for all movements that we consider significant.
The table below shows the impact of extensions and discoveries on proved and proved undeveloped reserves along with the differences over the past three years. The differences are due to proved extensions and discoveries that were not recognized as PUDs in the prior periods but rather were recognized directly as proved developed. For 2017-2019, the majority of the differences in extensions and discoveries that were recognized directly as proved reserves (without passing through PUDs), relate to non-operated drilling activity in unconventional developments in the Midland and Delaware basins of the United States, for which proved reserves are recognized when more certainty exists regarding development plans and operational activities.

Extensions & Discoveries (MMboe)	2019	2018	2017
Changes in Proved	774	865	816
Changes in Proved Undeveloped	635	717	736
Difference	139	148	80

As noted in our response to question 1 above, we will provide an expanded discussion of extensions and discoveries to differentiate the changes in both PUDs and total proved reserves in future filings.

* * *

Very truly yours,

/s/ David A. Inchausti
David A. Inchausti

cc:     Pierre R. Breber, Vice President and Chief Financial Officer
David R. Pizzala, Assistant Comptroller
Christine L. Cavallo, Assistant Secretary & Managing Counsel
Brian V. Breheny (Skadden, Arps, Slate, Meagher & Flom LLP)
Hagen J. Ganem (Skadden, Arps, Slate, Meagher & Flom LLP)